EXHIBIT 14

MUSCLE PHARM CORPORATION

Code of Ethics

Chairman, CEO, Presidents, Financial Officers, and Executive Management

Muscle Pharm Corp. Chairman, CEO, senior financial officers and executive management (together “Executive Officers”) hold important and elevated roles in corporate governance. They are uniquely capable and empowered to ensure that shareholders and employees interests are protected and preserved.

This Code of Ethics provides principles to which these officers are expected to adhere and which they are expected to advocate. The principles of this Code of Ethics are aligned to and apply to those officers in addition to the Code of Conduct.

This Code of Ethics has been approved by the Audit Committee and is published on the Muscle Pharm Corp. website.

Any change to this Code of Ethics and any explicit or implicit waiver from it for these officers may be made only with the approval of the Audit Committee and will be appropriately disclosed in accordance with applicable law and regulations. Violations may subject these officers to disciplinary action including termination of employment.

The Executive Officers will:

1. Act with honesty and integrity, including ethically handling actual or apparent conflicts of interest between their personal, financial or commercial interests and their responsibility to Muscle Pharm Corp.;

2. Make full, fair, accurate, timely and understandable disclosure in all reports and documents that Muscle Pharm Corp. files with or submits to shareholders, government authorities and stock exchanges or otherwise makes public;

3. Act on good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated;

4. Respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose and not use such confidential information for personal advantage;

5. Comply with all laws and regulations applicable to Muscle Pharm Corp.’s businesses and to Muscle Pharm Corp.’s relationship with its shareholders;

6. Report known or suspected violations of this Code of Ethics to the Audit Committee, and

7. Ensure that their actions comply not only with the letter but the spirit of this Code of Ethics and foster a culture in which compliance with the law and Muscle Pharm Corp.’s policies is at the core of Muscle Pharm Corp. activities.